                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                          NEW CENTURY FINANCIAL CORPORATION
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
                            (Title of Class of Securities)

                                     64352 D 10 1
                                    (CUSIP Number)

                                 Lee R. Mitau, Esq.
              Executive Vice President, General Counsel and Secretary
                                    U.S. Bancorp
                                  U.S. Bank Place
            601 Second Avenue South, Minneapolis, Minnesota, 55402-4302
                                   (612) 973-0363
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                    July 26, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 2

--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS:                                 U.S. Bancorp
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS:                   41-0255900

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                 (b) [  ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS:                                            WC

--------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                             [  ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

--------------------------------------------------------------------------------

       NUMBER OF    7    SOLE VOTING POWER:                      4,225,800
        SHARES
     BENEFICIALLY   -----------------------------------------------------------
       OWNED BY     8    SHARED VOTING POWER:                    0
        EACH
      REPORTING     -----------------------------------------------------------
       PERSON       9    SOLE DISPOSITIVE POWER:                 4,225,800
        WITH
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER:               0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                                      4,225,800

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                     [X]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         23.20%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON:                                   HC

--------------------------------------------------------------------------------

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 3

ITEM 1.   SECURITY AND ISSUER.

     The title and class of shares to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of New Century Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is 18400 Von Karman, Suite 1000, Irvine, California, 92612.

ITEM 2.   IDENTITY AND BACKGROUND..

     (a)  Name of Person Filing:

          U.S. Bancorp

     (b)  Address of Principal Business Office:

          U.S. Bank Place
          601 Second Avenue South
          Minneapolis, Minnesota  55402-4302

     (c)  Principal Business:

          U.S. Bancorp is a regional bank holding company with its headquarters in Minneapolis, Minnesota, and its operations concentrated in 17 Midwestern, Rocky Mountain and Western States.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of U.S. Bancorp are set forth in Annex A hereto and are incorporated herein by reference.

     (d)  Criminal Proceedings:

          During the last five years, neither U.S. Bancorp nor any executive officer or director of U.S. Bancorp has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e)  Civil Proceedings:

          During the last five years, neither U.S. Bancorp nor any executive officer or director of U.S. Bancorp has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 4

     (f)  Place of Organization:

          Delaware

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds for each of (a) U.S. Bancorp's purchase of 65,000 shares of the Issuer's Common Stock from Steven G. Holder, (b)
     U.S. Bancorp's purchase of 500,000 shares of the Issuer's Common Stock from The Foundation Companies, Inc. and (c) U.S. Bancorp's purchase of 20,000 shares of Series 1999A Convertible Preferred Stock (the "Series 1999A Preferred") and 20,000 shares of Series 1998A Convertible Preferred Stock (the "Series 1998 Preferred" and, together with the Series 1999A Preferred, the "Convertible Preferred Stock") of the Issuer, all as described herein, was working capital funds of U.S. Bancorp.

ITEM 4.   PURPOSE OF TRANSACTION.

     On July 26, 1999, U.S. Bancorp acquired 20,000 shares of Series 1999A Preferred at a purchase price of $1,000 per share from the Issuer.

     On May 4, 1999, U.S. Bancorp purchased in a privately negotiated transaction for investment purposes 65,000 shares of the Issuer's Common Stock at a price of $11.3625 per share from one of the Issuer's shareholders, Steven G. Holder.

     On December 29, 1998, U.S. Bancorp purchased in a privately negotiated transaction for investment purposes 500,000 shares of the Issuer's Common Stock at a price of $9.90 per share from one of the Issuer's shareholders, The Foundation Companies, Inc.

     On November 24, 1998, U.S. Bancorp acquired 20,000 shares of Series 1998A Preferred. A copy of the Preferred Stock Purchase Agreement dated as October 18, 1998 (the "Stock Purchase Agreement") between the Issuer and U.S. Bancorp pursuant to which the Series 1998A Preferred was acquired has been filed as Exhibit 99.1 to this Schedule 13D.

     The rights, preferences and other terms of the Series 1999A Preferred and the Series 1998A Preferred are substantially similar. The designation of the rights, preferences and other terms of each series of the Convertible Preferred Stock is set forth in the respective Certificate of Designations (the "Designation Certificate") for such series. The Designation Certificate for the Series 1998A Preferred Stock and the Series 1999A Preferred Stock have been filed as Exhibit 99.3 and Exhibit 99.2, respectively, to this Schedule 13D.

     The following is a summary of the rights and preferences of the Convertible Preferred Stock:

     Rank: The Convertible Preferred Stock ranks prior to all of the Issuer's Common Stock, both as to payment of dividends and as to distribution of assets upon the liquidation and winding up of the Issuer. Each series of Convertible Preferred Stock ranks equally with the other series of Convertible Preferred Stock as to the payment of dividends and as to distribution of assets upon the liquidation and winding up of the Issuer.

     Dividends:     Holders of Series 1999A Preferred are entitled to receive
                    from the Issuer cumulative dividends of $70.00 per share per annum, when such dividends may be legally declared by the Issuer's Board of Directors. Holders of Series 1998A
                    Preferred are entitled to receive from the Issuer cumulative dividends of $75.00 per share per annum, when such dividends may be legally declared by the Issuer's
                    Board of Directors.

     Redemption:    On or after the fourth anniversary of the issue date with
                    respect to each series of Convertible Preferred Stock the Issuer may, at its option, redeem any or all of such series of Convertible Preferred Stock at a price of $1,000 per share, plus accumulated and unpaid dividends.
                    The Issuer may also redeem the Convertible Preferred
                    Stock in certain limited circumstances involving the consummation of an acquisition transaction involving the Issuer.

     Conversion:    Each share of the Series 1999A Preferred is immediately
                    convertible, at the option of the holder, into 46.80 shares of the Issuer's Common Stock. Each share of the Series 1998A Preferred is immediately convertible, at the option of the holder, into 136.24 shares of the Issuer's
                    Common

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 5

                    Stock. The conversion rate for each series of Convertible Preferred Stock is subject to adjustment as provided in Section 8 of the Designation Certificate.

     Voting Rights: The holders of the Convertible Preferred Stock will be entitled to the same voting rights as, and will vote together as one class with, holders of the Issuer's Common Stock. Each holder of Convertible Preferred Stock will have such voting rights as are attributable to the number of whole shares of Common Stock into which such shares of Convertible Preferred Stock are convertible. In addition, absent the consent or affirmative vote of the holders of at least a majority of the outstanding shares of the Convertible Preferred Stock, voting separately or as a class, the Issuer may not (a) authorize, issue or create any shares of any other class or series of capital stock ranking senior to the Convertible Preferred Stock as to dividends or liquidation or (b) amend, alter or repeal the Issuer's Certificate of Incorporation, whether by merger or consolidation or otherwise, so as to adversely affect the rights or preferences of the Convertible Preferred Stock.

     Pursuant to Section 8.3 of the Purchase Agreement, the Issuer has expanded its Board of Directors (the "Board") from nine to ten members, and U.S. Bancorp has designated, and the Issuer has appointed, Francis J. Partel, Jr. and Terrence P. Sandvik to the
     Board. The Issuer further agreed to take all reasonable action necessary to further expand its Board and to appoint, nominate and support one or more additional individuals designated by U.S. Bancorp for election to the Board such that U.S. Bancorp's representation on the Issuer's Board may approximately reflect U.S. Bancorp's ownership stake in the Issuer from time to time, until such date as the earliest to occur of (a) December 31, 2002, (b) the date on which U.S. Bancorp owns less than 5% of the Issuer's outstanding shares of Common Stock (assuming conversion of the Convertible Preferred Stock) or (c) certain defaults by U.S. Bancorp (such date the "Termination Date").

     Pursuant to Section 8.4 of the Purchase Agreement, until the earlier to occur of the Termination Date, November 24, 2000 or the receipt by the Issuer of gross proceeds totaling $30 million from certain offerings by the Issuer, U.S. Bancorp has, subject to certain exceptions, a right of first refusal to purchase certain issuances of new securities by the Issuer. In addition, pursuant to this Section, until the Termination Date, U.S. Bancorp has, subject to certain exceptions, a right to purchase a proportionate share of any new securities to be issued and sold by the Issuer. In addition, these rights terminate upon the closing of certain acquisitions of U.S. Bancorp or if U.S. Bancorp sells more than 20% of its shares of Common Stock during any 90-day period, provided that such sales are not made for regulatory reasons (an "Additional Termination Date").

     Pursuant to Section 8.5 of the Purchase Agreement, until the Termination Date or an Additional Termination Date, the Issuer has agreed not to solicit, authorize, initiate or encourage submission of, any proposal, offer, tender offer or exchange offer from any

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 6

     person or entity relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of, or any material equity interest in, the Issuer or its subsidiary, New Century Mortgage Corporation, or other similar transaction or business combination involving the Issuer or such subsidiary, or, unless the Issuer shall have determined, based on the advice of counsel to the Issuer, that the Board has a fiduciary duty to do so, (a) participate in any negotiations in connection with or in furtherance of any of the foregoing or (b) permit any person other than U.S. Bancorp and its representatives to have any access to the facilities of, or (c) furnish to any person other than U.S. Bancorp and its representatives any information with respect to, the Issuer or such subsidiary in connection with or in furtherance of any of the foregoing.

     U.S. Bancorp has acquired the Convertible Preferred Stock and the Common Stock for investment purposes. In addition, U.S. Bancorp's investment in the Issuer's securities has been made in connection with certain strategic agreements between U.S. Bank National Association ("U.S. Bank"), the principal banking subsidiary of U.S. Bancorp, and New Century Mortgage Corporation ("New Century Mortgage"), the principal operating subsidiary of the Issuer. Under these agreements, New Century Mortgage and U.S. Bank have agreed to cross sell and solicit real estate loans and other financial services through each other's branch system. In addition, U.S. Bank may bid on certain whole loan sales transactions of New Century Mortgage, with the price and volume subject to agreement by the parties. The investment, together with these agreements, allows U.S. Bancorp to expand its business activities in the area of sub-prime mortgages and to draw upon the Issuer's capacities in providing sales, underwriting and processing services for such loans.

     Although U.S. Bancorp has no present intent to do so, U.S. Bancorp may, subject to certain standstill agreements described in Item 6 of this
     Schedule 13D, make additional purchases of the Issuer's securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the securities, other available investment opportunities, stock market conditions and other future developments. Depending on these factors, U.S. Bancorp may decide to sell all or part of its holdings of the Convertible Preferred Stock or Common Stock in one or more public or private transactions.

     Except as set forth in this Item 4 or Item 6 which is incorporated herein by reference, U.S. Bancorp has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of
     Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Purchase Agreement, the Designations Certificate, the Registration Rights Agreement and the Shareholder Agreements, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 7

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of July 30, 1999, based on U.S. Bancorp's prior ownership of 2,724,800 shares of Convertible Preferred Stock, its prior ownership of 565,000 shares of the Issuer's Common Stock and its acquisition on July 26, 1999 of 20,000 shares of the Issuer's Series 1999A Preferred, U.S. Bancorp is the beneficial owner of approximately 23.20% of the Issuer's outstanding Common Stock (based upon
          14,552,021 outstanding shares of the Issuer's Common Stock as of June 30, 1999). U.S. Bancorp may also be deemed to beneficially own shares of Common Stock held in client accounts with respect to which U.S. Bancorp Piper Jaffray Inc., an indirect wholly owned subsidiary of U.S. Bancorp ("Piper"), or employees of Piper have voting or investment discretion, or both ("Managed Accounts"). U.S. Bancorp and Piper disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. U.S. Bancorp and Piper may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading and market-making activities by Piper.

     (b) Other than those shares held by Piper in ordinary course trading and market-making activities, U.S. Bancorp has sole voting and dispositive power as to the shares of Convertible Preferred Stock and the shares of Common Stock that are described above in paragraph (a).

     (c) Reference is made to the information disclosed under Item 4 of this Schedule 13D, and such information is incorporated herein by reference in response to this Item. Except for the transactions to which this amended Schedule 13D relates and those shares bought or sold by Piper in ordinary course trading and market-making activities, neither U.S. Bancorp nor, to the best knowledge of U.S. Bancorp, any of U.S. Bancorp's executive officers or directors has effected any transaction in the shares of the Issuer's Common Stock during the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the information disclosed under Item 4 of this
     Schedule 13D, and such information is incorporated herein by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

     Section 8.1 of the Purchase Agreement provides that, until the Termination Date, the Issuer will make available to U.S. Bancorp such information and data of the Issuer, and

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 8

     will provide access to the executive officers and independent accountants of the Issuer, as U.S. Bancorp may reasonably request for the purpose of monitoring U.S. Bancorp's investment in the Issuer.

     Section 8.6 of the Purchase Agreement provides that, until the Termination Date, the Issuer will use reasonable efforts to cooperate with and assist U.S. Bancorp in connection with sales of shares of the Issuers's capital stock whether through private placements, market transactions pursuant to Rule 144 or registered offerings pursuant to the Registration Rights Agreement.

     Section 8.7 of the Purchase Agreement provides that, until the Termination Date or an Additional Termination Date, and subject to standstill provisions described below and certain other restrictions, the Issuer will, if requested to do so by the Purchaser, cooperate with and use its best efforts to assist the Purchaser in identifying existing shareholders of the Issuer who may be interested in selling shares of Common Stock, and, once any such potential seller is identified, will cooperate with U.S. Bancorp, in such manner as U.S. Bancorp may reasonably request, so as to enable such purchases to be made in accordance with applicable laws rules and regulations or other applicable requirements.

     Section 8.9 of the Purchase Agreement provides that, until the Termination Date or an Additional Termination Date, and subject to certain exceptions and without the prior written consent of U.S. Bancorp, the Issuer shall not
     (a) increase the number of shares available for issuance under certain employee stock plans, (b) adopt certain other stock-related plans,
     (c) grant additional restricted stock awards other than pursuant to certain existing plans or (d) take any action to reprice or regrant any securities issued pursuant to any employee stock plan of the Issuer.

     Section 10 of the Purchase Agreement provides that, without the consent of the Board, U.S. Bancorp will not take certain actions involving a change of control of the Issuer.

     Pursuant to the Shareholder Agreements, a form of which has been filed as
     Exhibit 99.4 to this Schedule 13D, each of Robert K. Cole, Brad A. Morrice, Edward F. Gotschall and Steve Holder (each a "Shareholder") has agreed with U.S. Bancorp that: (a) such Shareholder will first offer to U.S. Bancorp any shares of Common Stock to by sold by such Shareholder, subject to certain terms and conditions; (b) subsequent to certain triggering events (which triggering events relate to certain third-party actions involving the Issuer), such Shareholder will vote such Shareholder's shares of Common Stock in favor of an acquisition transaction involving U.S. Bancorp and against certain other transactions, subject to certain conditions; and (c) such Shareholder will not enter into any agreement or understanding with any person that would be inconsistent with or violate such Shareholder's agreement with U.S. Bancorp described in clause (b) of this paragraph.
     Each such Shareholder has also agreed, subsequent to such triggering events, to execute and deliver an irrevocable proxy appointing U.S. Bancorp as such

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 9

     Shareholder's proxy to vote such Shareholder's shares in the manner provided in clause (b) of this paragraph.

     Pursuant to the Amended and Restated Registration Rights Agreement filed as Exhibit 99.5 to this Schedule 13D, U.S. Bancorp has certain demand and piggyback rights to require that the Issuer effect a registration under the Securities Act of 1933, as amended, of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 10

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

     99.1 Preferred Stock Purchase Agreement dated as of October 18, 1998 (previously filed as an exhibit to the Issuer's initial 13D filing dated November 24, 1998)
     99.2 Certificate of Designations for Series 1998A Convertible Preferred Stock (previously filed as an exhibit to the Issuer's 13D initial filing dated November 24, 1998)
     99.3 Certificate of Designations for Series 1999A Convertible Preferred Stock (filed herewith)
     99.4 Shareholder Agreement (previously filed as an exhibit to the Issuer's initial 13D filing dated November 24, 1998)
     99.5 Amended and Restated Registration Rights Agreement (filed herewith)

CUSIP No. 64352 D 10 1      SCHEDULE 13D, AMENDMENT NO. 3             Page 11

                                      SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 4, 1999
                                        U.S. BANCORP


                                        By     /s/ Susan E. Lester
                                          --------------------------------------
                                             Susan E. Lester
                                             Executive Vice President and Chief
                                             Financial Officer

                                                                      ANNEX A

                              IDENTITY AND BACKGROUND


The following table sets forth the names, addresses and principal occupations of the executive officers and directors of U.S. Bancorp. Except as set forth below, the principal business address of each such director and executive officer is the address of U.S. Bancorp, U.S. Bank Place, 601 Second Avenue South, Minneapolis, Minnesota, 55402-4302. Each of such directors and executive officers is a citizen of the United States.

Name and Principal Business Address      Occupation
-----------------------------------      ----------
John F. Grundhofer                       Director; Chairman of the
                                         Board and Chief Executive
                                         Officer

Philip G. Heasley                        President and Chief Operating Officer

Gary T. Duim                             Vice Chairman

Robert D. Sznewajs                       Vice Chairman

Richard A. Zona                          Vice Chairman

J. Robert Hoffmann                       Executive Vice President and Chief
                                         Credit Officer

Susan E. Lester                          Executive Vice President and Chief
                                         Financial Officer

Lee R. Mitau                             Executive Vice President, General
                                         Counsel and Secretary

Daniel C. Rohr                           Executive Vice President, Commercial
                                         Banking and Business Banking

Robert H. Sayre                          Executive Vice President, Human
                                         Resources

Terrance R. Dolan                        Senior Vice President and Controller

David P. Grandstrand                     Senior Vice President and Treasurer



Linda L. Ahlers                          Director; President, Department Store
Dayton Hudson Corporation                Division, Dayton Hudson Corporation
700 Nicollet Mall
Minneapolis, Minnesota 55402

Harry L. Bettis                          Director; Rancher

Arthur D. Collins, Jr.                   Director; President and Chief Operating
Medtronic, Inc.                          Officer, Medtronic, Inc.
7000 Central Avenue, N.E.
Minneapolis, Minnesota 55432

Peter H. Coors                           Director; Vice Chairman and Chief
Coors Brewing Company                    Executive Officer, Coors Brewing
311 Tenth Street, NH300                  Company
Golden, Colorado 80901

Robert L. Dryden                         Director; President and Chief Executive
ConneXt, Inc.                            Officer, ConneXt, Inc.
1301 5th Avenue, Suite 1900
Seattle, Washington 98101-2603


Joshua Green III                         Director; Chairman and Chief Executive
Joshua Green Corporation                 Officer, Joshua Green Corporation
1425 4th Avenue, Suite 420
Seattle, Washington 98101

Delbert W. Johnson                       Director; Chairman and Chief Executive,
Pioneer Metal Finishing                  Officer, Pioneer Metal Finishing
1717 W. River Road North
Minneapolis, Minnesota 55411

Joel W. Johnson                          Director; Chairman, President and
1 Hormel Place                           Chief Executive Officer, Hormel
Austin, Minnesota 55912                  Foods Corporation



                                         -2-

Jerry W. Levin                           Director; Chairman and Chief Executive
Sunbeam Corporation                      Officer, Sunbeam Corporation
35 E. 62nd Street
New York, New York 10021

Edward J. Phillips                       Director; Chairman and Chief Executive
Phillips Beverage Company                Officer, Phillips Beverage Company
25 Main Street S.E.
Minneapolis, Minnesota 55414

Paul A. Redmond                          Director; Chairman and Chief Executive
                                         Officer (Retired), Avista Corp.

Richard G. Reiten                        Director; President and Chief Executive
Northwest Natural Gas Company            Officer, Northwest Natural Gas Company
220 N.W. 2nd Avenue
Portland, Oregon 97209

S. Walter Richey                         Director; Former Chairman and Chief
Meritex, Inc.                            Executive Officer, Meritex, Inc.
2285 Walnut Street
Roseville, Minnesota 55113

Warren R. Staley                         Director; President and Chief
15615 McGinty Road West                  Executive Officer, Cargill,
Wayzata, Minnesota 55391                 Incorporated


                                         -3-